UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry Into Material Definitive Agreement

Omnibus Amendment to Note and Exchange Note

As previously disclosed, on August 12, 2025, Nvni Group Limited. (the “Company”), entered into a securities purchase agreement (the “August 2025 Purchase Agreement”) with an institutional accredited investor (the “Purchaser”), pursuant to which the Company sold to the Purchaser an unsecured note in an aggregate principal amount of $4,200,000 for a subscription price of $3,500,000 (the “Existing Note”) due, subject to the terms therein, on the earlier of (i) November 10, 2025 and (ii) the date on which the closing of a Placement in which the Lead Investor is a participant occurs (as defined in the Existing Note). The Existing Note did not bear an interest rate and was a general unsecured obligation that ranked pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by the Company.

On December 11, 2025, the Company entered into a Securities Exchange Agreement (the “Securities Exchange Agreement”) with the holder (the “Holder”) of the Existing Note in the aggregate outstanding principal amount of $5,040,000. Pursuant to the Securities Exchange Agreement, the Company and the Holder agreed to exchange the Existing Note for a new Senior Secured Convertible Note, with an aggregate principal amount of $5,662,000 (the “Exchange Note”), convertible into ordinary shares, par value $0.00001 per share (the “Conversion Shares”).

On December 11, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the Purchaser, pursuant to which the Company sold to the Purchaser a senior secured note in an aggregate principal amount of $2,865,000 for a subscription price of $2,550,000 (the “Note”) due, on April 15, 2027. The Note does not bear an interest rate and is a secured obligation, secured by collateral pursuant to security documents, that ranks pari passu with all outstanding and future unsecured unsubordinated indebtedness issued by the Company.

On January 28, 2026, pursuant to Section 9(e) of the Note and the Exchange Note, the Company entered into an Omnibus Amendment (the “Amendment”) with the Required Holders (as defined in the August 2025 Purchase Agreement and the Securities Purchase Agreement). Pursuant to the Amendment, the parties agreed to amend the Note and the Exchange Note in order to (i) amend and restate the Monthly Redemption Date (as defined in the Note and the Exchange Note), to February 9, 2026, and then the first Business Day of each calendar month thereafter, and terminating upon the full redemption of the Note or Exchange Note, as applicable and (ii) include Schedule 1, Schedule 2 and Schedule 3 referred to in Section 7(a)(vii) of the Note and Section 7(a)(vii) of the Exchange Note.

The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the complete text of the agreement, which is attached hereto as Exhibit 10.1 to this Current Report on Form 6-K and is hereby incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Omnibus Amendment, dated January 28, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: January 29, 2026	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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